                                                                       Exhibit 2
                                                                       ---------

Unaudited Consolidated Financial Results for Silverline Technologies Limited and its subsidiaries prepared under U.S. GAAP in U.S. Dollars.

SILVERLINE TECHNOLOGIES LTD
---------------------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021
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Unaudited Income Statement for the quarter ended June 30, 2001
--------------------------------------------------------------

The following are the unaudited consolidated financial results of Silverline Technologies Ltd. and its subsidiaries prepared under U.S. GAAP.

                                                                            in U.S. $
---------------------------------------------------------------------------------------
  Particulars                                        Quarter ended      Quarter ended
  -----------
                                                     June 30, 2001      June 30, 2000
---------------------------------------------------------------------------------------

  Sales                                               $ 45,565,301       $ 32,883,749
  Cost of  goods sold                                   25,958,368         17,563,493
                                                      ------------       ------------
  Gross profit                                          19,606,934         15,320,256
                                                      ------------       ------------

  Operating expenses :
    Selling, general and administrative expenses         8,349,615          5,112,226
    Deferred stock compensation amortization                25,156            773,446
    Depreciation and amortization                        5,793,804          1,581,331
                                                      ------------       ------------
    Total Operating Expenses                            14,168,575          7,467,003
                                                      ------------       ------------

                                                      ------------       ------------
  Operating Income                                       5,438,359          7,853,253
                                                      ------------       ------------

  Other income/(expenses), net                          (1,005,784)          (393,905)
  Restructuring/Non-recurring charges                    3,243,452                  -

                                                      ------------       ------------
  Income before income taxes                             1,189,123          7,459,348
                                                      ------------       ------------

  Provisions for income taxes                              485,047          1,100,424

                                                      ------------       ------------
  Net Income                                               704,076          6,358,924
                                                      ============       ============

  No. of shares outstanding -Basic (weighted)           85,654,884         62,519,178
  No. of shares outstanding -Diluted (weighted)         86,393,932         75,191,782

  Basic EPS - U.S. $                                  $       0.01       $       0.10
  Diluted EPS- U.S. $                                 $       0.01       $       0.08
---------------------------------------------------------------------------------------

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Notes :

1.The above results have been approved and taken on record by the Board of Directors at their meeting held on July 31, 2001.

2. The company acquired Seranova Inc, USA, and Sky Capital International Limited., Hong Kong in March 2001 and October 2000 respectively. Hence, the financial results of the above two companies are consolidated in this quarter April - June 2001 of Silverline Technologies Limited ( as against Nil consolidation in April - June 2000).

3. Employee Stock Options
(a) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the company issued 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian stock option plan II. All options under the plan will be exercisable for equity shares, on one to one basis, at an exercise price of Rs. 61/- being the market price of the company's equity shares on the date of the issue of the option.

(b) Pursuant to the acquisition of SeraNova Inc., USA and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc., USA and it's subsidiary , in exchange for options held by them in SeraNova Inc., USA, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on one to one basis at a price of US $2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

(c) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company issued 1,000,000 stock options on April 16, 2001, to the employees of its subsidiaries, under an ADR linked stock option plan III. All options under the plan will be exercisable for ADSs, on one to one basis at an exercise price of US$ 2.95 per ADS, being the market price of the company's ADS on the date of issue of the options.

4.The financial year of Silverline Technologies Limited and its subsidiaries has been unified to March 31, 2001. The quarter ended June 30, 2001, thus represents the first quarter of the financial year ending March 31, 2002.

5. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes.

Place: Mumbai                                On behalf of the Board of Directors
Date: July 31, 2001                             For Silverline Technologies Ltd.

                                             /s/ Krishna Kumar Subramanian
                                                 Krishna Kumar Subramanian
                                                 Vice Chairman